NANDY ABREUS

Profile

Trying to help my father find clients as a painter, I used a few service Apps until I grew tired of their lack of features and poor user experience. Here was when I decided to create one of my own.

Since I didn't have the technological expertise to build what I wanted, I turned to my brother, who had much more experience in the matter and whom I trust would help me create what I was looking for. Together, we founded Linkio, a dual-sided platform that connects those who need something done with those who can provide the service.

As one of the board members, I continue to bring fresh ideas on how to improve an already fantastic platform. As a Customer Support Manager, I'm in direct contact with our users, and this gives me a great deal of understanding of what needs to be improved.

Experience

Customer Support Manager, Linkio; Miami, FL — 2018-Present
In charge of all ongoing support inquiries from our users, including emails, texts, calls, and feedback. Monitoring the proper use of the platform by all users, and enforcing policies to violators of the Terms and Conditions. Guiding our users through problems and questions and creating policies and procedures for the company. Making sure our users receive excellent service is my number one priority.

As one of the founders and original idea creator, I work daily with the CEO to improve our platform from the feedback I receive from our users. I'm continually bringing new ideas to deliver a better experience to our users.

Physical Therapist Assistant, Las Mercedes Clinic; Miami, FL — 2017- 2019
Performed direct patient care. Facilitated ADLs and assisted patients with functional mobility to increase comfort and quality of life. Maintained proper documentation and patient files.

Physical Therapist Assistant, Heartland Health Care Center; Miami, FL — 2017- 2018
Worked with patients suffering from debilitating conditions such as Post-polio syndrome, fractures, dementia, CVA, and encephalopathy. Facilitated ADLs and assisted patients with functional mobility to increase comfort and quality of life. Strictly abided by a regular schedule of therapy.

ADT Installation and Sales Technician, ADT; Miami, FL — 2014-2015
Responsible for providing excellent customer service and driving customer loyalty, quality, and overall satisfaction by servicing, programming, configuring, dismantling, reconstructing, converting, and trouble-shooting existing security and site automation solutions including, but not limited to, fire and carbon monoxide detection, networking, hosted video solutions, and access control.

Education

Keiser University — Associate of Science, Physical Therapist Assistant, 2017

Skills

Excellent sales and communication skills, experienced with the geriatric population, and with customer relations.

Languages

English and Spanish (fluent)

References

Available upon request